UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                        FORM 12B-25

                                                                 SEC FILE NUMBER
                                                                         0-26917

                                NOTIFICATION OF LATE FILING
                                                                    CUSIP NUMBER
                                                                       12427M101

(Check One):     [X] Form 10-K         [ ] Form 20-F         [ ] Form 11-K
                 [ ] Form 10-Q         [ ] Form N-SAR

                  For Period Ended:  December 31, 2002

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

PART I - REGISTRATION INFORMATION
Buyers United, Inc.
14870 Pony Express Road
Bluffdale, Utah  84065

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F or 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     The Company was unable to complete its financial statements and obtain required information for the report without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kimm Partridge                                  (801) 320-3300

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed If answer is no, identify report(s).
                                    [X] Yes           [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.
                                    [X] Yes           [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons way a reasonable estimate of the results cannot be made.

The Company estimates that its net income before preferred stock dividend for the year ended December 31, 2002 will be approximately $330,000 as compared to a net loss before preferred stock dividend of $6,068,029 for the year ended December 31, 2001. The substantial improvement in the Company's results of operations for 2002 is primarily due to an increase in our customer base and resulting revenue. Net loss after preferred stock dividend for the year ended December 31, 2002 is estimated at $419,000 as compared to a net loss after preferred stock dividend of $6,827,484 for the year ended December 31, 2001.

Buyers United, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 28, 2003                      By: /s/ Paul Jarman, President


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